Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended
	July 1,	July 2,	July 3,
	2011	2010	2009
	(In millions, except ratios)

Earnings:
Income from continuing operations before income taxes	$880.7	$840.3	$485.3
Plus: Fixed charges	103.4	79.9	59.2
Amortization of capitalized interest	—	—	—
Less: Interest capitalized during the period	(4.7)	(0.5)	(0.2)
Undistributed earnings in equity investments	—	—	—

	$979.4	$919.7	$544.3

Fixed Charges:
Interest expense	$90.4	$72.1	$52.8
Plus: Interest capitalized during the period	4.7	0.5	0.2
Interest portion of rental expense	8.3	7.3	6.2

	$103.4	$79.9	$59.2

Ratio of Earnings to Fixed Charges	9.47	11.51	9.19